

August 3, 2023

Jill M. Griebenow
Chief Financial Officer
Cboe Global Markets, Inc.
433 West Van Buren Street
Chicago, Illinois 60607

> **Re: Cboe Global Markets, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed February 17, 2023**
> **File No. 001-34774**

Dear Jill M. Griebenow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed February 17, 2023

General

1. We note that you provided more expansive disclosure in your 2023 ESG Report ("ESG Report") than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your ESG Report.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

   • decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

- increased demand for goods that result in lower emissions than competing products;
- increased competition to develop innovative new products that result in lower emissions;
- increased demand for generation and transmission of energy from alternative energy sources;
- any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions; and
- potential climate-related opportunities, such as developing ESG-related indices and products.

3. We note your ESG Report identifies physical climate risks for your largest offices and data centers as a potential climate-related risk. Please discuss the physical effects of climate change on your operations and results, such as weather-related damages to your property or operations and weather-related impacts on the cost or availability of insurance. Include quantitative information for each of the periods covered by your most recent Form 10-K and explain whether increased amounts are expected in future periods. In addition, please discuss the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.

4. You reference the purchase of carbon offsets and Renewable Energy Certificates or RECs in your ESG Report. Please provide disclosure about these purchases and any material effects on your business, financial condition, and results of operations. Provide us with quantitative information for each of the periods covered by your most recent Form 10-K and the amounts budgeted for or expected to be incurred in future periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Mateo at 202-551-3465 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance